UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.    General Identifying Information

1.    Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [X]   Merger

      [ ]   Liquidation

      [ ]   Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]   Election of status as a Business Development Company

(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:  Templeton Capital Accumulator Fund (the "Fund")

3.    Securities and Exchange Commission File No.:  811-06198.

4.    Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

      [ ]   Initial Application     [X]   Amendment

5.    Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

500 East Broward Boulevard

Fort Lauderdale, FL  33394-3091

6.    Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kristin H. Ives

Stradley, Ronon, Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA 19103

(215) 564-8037

Robert C. Rosselot

500 East Broward Boulevard, Suite 2100

Fort Lauderdale, FL 33394-3091

(954) 847-2285

7.    Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Certain accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, are located at 500 East Broward Boulevard, Fort Lauderdale, FL  33394-3091. Other records are maintained at the offices of Franklin Templeton Investor Services, LLC, 100 Fountain Parkway, St. Petersburg, FL 33716-1205 and 3344 Quality Drive, P.O. Box 2258, Rancho Cordova, CA 95741-2258.

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in Rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X]   Management company;

      [ ]   Unit investment trust; or

      [ ]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]   Open-end    [ ]   Closed-end

10.   State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

The Fund is a statutory trust created under the laws of the state of Delaware.

11.   Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Templeton Investment Counsel, LLC

500 East Broward Boulevard, Suite 2100

Fort Lauderdale, FL  33394-3091

12.   Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Franklin/Templeton Distributors, Inc.

One Franklin Parkway

San Mateo, CA  94403-1906

13.   If the fund is a unit investment trust (“UIT”) provide:

(a)   Depositor’s name(s) and address(es):

(b)   Trustee’s name(s) and address(es):

14.   Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [X]   Yes   [ ]   No

      If Yes, for each UIT state:

Name: Templeton Capital Accumulation Plans I

File No.:  811-06197

Name: Templeton Capital Accumulation Plans II

File No.:  811-10165

Business Address:

100 Fountain Parkway

St. Petersburg, FL  33716-1205

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      [X]   Yes   [ ]   No

If Yes, state the date on which the board vote took place:  At a meeting on December 7, 2004, the Board of Trustees of the Fund approved (i) the acquisition of substantially all of the assets of the Fund by Templeton Growth Fund, Inc., (ii) an agreement and plan of reorganization, (iii) the preparation and filing of proxy materials for a special meeting of shareholders, and (iv) the designation of proxies for such special meeting.

If No, explain:

      (b)   Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      [X]   Yes   [ ]   No

If Yes, state the date on which the shareholder vote took place:    May 5, 2005

If No, explain:

II.   Distributions to Shareholders

16.   Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X]   Yes   [ ]   No

(a)            If Yes, list the date(s) on which the fund made those distributions:

On May 5, 2005, the shareholders of the Fund approved an Agreement and Plan of Reorganization (the "Plan") between the Fund and Templeton Growth Fund, Inc. Pursuant to the Plan, on May 20, 2005 (the “Closing Date”): (1) Templeton Growth Fund, Inc., acquired substantially all of the property, assets and goodwill of the Fund in exchange solely for full and fractional shares of common stock, par value $1.00 per share, of Templeton Growth Fund, Inc. - Class A Shares (the "Growth Fund Shares"); and (ii) the Growth Fund Shares were distributed to the shareholders of the Fund according to their respective interests.

In consideration of the delivery by Templeton Growth Fund, Inc., of the Growth Fund Shares, the Fund conveyed, transferred and delivered to Templeton Growth Fund, Inc., on the Closing Date, all of the Fund's then existing assets, free and clear of all liens, encumbrances, and claims whatsoever (other than shareholders' rights of redemption, if any), except for cash, bank deposits or cash equivalent securities in an estimated amount necessary to: (1) pay the costs and expenses of carrying out the Plan; (ii) discharge its unpaid liabilities on its books on the Closing Date; and (iii) pay such contingent liabilities as the Board of Trustees of the Fund reasonably deemed to exist against the Fund on the Closing Date.

On October 1, 2010, the Fund filed with the U.S. Securities and Exchange Commission an amended final N-SAR.

      (b)   Were the distributions made on the basis of net assets?

      [X]   Yes   [ ]   No

      (c)   Were the distributions made pro rata based on share ownership?

      [X]   Yes   [ ]   No

(d)   If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)   Liquidations only:  Were any distributions to shareholders made in-kind?

      [ ]   Yes   [ ]   No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:

      Has the fund issued senior securities?

      [ ]   Yes   [ ]   No

If yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund’s shareholders?

      [X]   Yes   [ ]   No

All of the Fund's undistributed ordinary income and undistributed capital gain net income were distributed to the Fund's shareholders on May 20, 2005. Also, see response to Item 16.

If No,

(a)   How many shareholders does the fund have as of the date this form is filed?

(b)   Describe the relationship of each remaining shareholder to the fund:

19.   Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ]   Yes   [X]   No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20.   Does the fund have any assets as of the date this form is filed?

      (See question 18 above)

      [ ]   Yes   [X]   No

If Yes,

(a)   Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)   Why has the fund retained the remaining assets?

(c)   Will the remaining assets be invested in securities?

      [ ]   Yes   [ ]   No

21.   Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ]   Yes   [X]   No

If Yes,

(a)   Describe the type and amount of each debt or other liability:

(b)   How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request for Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or Liquidation:

(i)   Legal expenses:  $20,000

(ii)  Accounting expenses:  $5,500

(iii) Other expenses (list and identify separately):

(a)   Costs of printing and mailing proxy statements and related documents:  $351,199 (which consists of $92,049 for solicitation fees and $259,150 for printing and mailing proxy statements and related documents)

(b)   Filing fees:  $___0______

(c)   Federal and state registration fees:  $0

(iv)  Total expenses (sum of lines (i)-(iii) above): $376,699

      (b)   How were those expenses allocated?

The expenses incurred  in connection with entering into and carrying out the provisions of the Plan were allocated one-quarter to the Fund, one-quarter to Templeton Growth Fund, Inc., one-quarter to Templeton Investment Counsel, LLC, the Fund’s investment manager, and one-quarter to Templeton Global Advisors Limited, Templeton Growth Fund, Inc.’s investment manager.

      (c)   Who paid those expenses?

The expenses incurred in connection with entering in and carrying out the provisions of the Plan were paid one-quarter by the Fund, one-quarter by Templeton Growth Fund, Inc., one-quarter by Templeton Investment Counsel, LLC, the Fund’s investment manager and one-quarter by Templeton Global Advisors Limited, Templeton Growth Fund, Inc. investment manager.

      (d)   How did the fund pay for unamortized expenses (if any)?

Not Applicable.

23.   Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ ]   Yes   [X]   No

If yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [X]   Yes   [ ]   No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

In 2003 and 2004, multiple lawsuits were filed against Franklin Resources, Inc., and certain of its investment advisor subsidiaries, among other defendants, alleging violations of federal securities and state laws and seeking, among other relief, monetary damages, restitution, removal of fund trustees, directors, investment managers, administrators, and distributors, rescission of management contracts and 12b-1 plans, and/or attorneys’ fees and costs. Specifically, the lawsuits claim breach of duty with respect to alleged arrangements to permit market timing and/or late trading activity, or breach of duty with respect to the valuation of the portfolio securities of certain Templeton funds managed by Franklin Resources, Inc. subsidiaries, allegedly resulting in market timing activity. The lawsuits are styled as class actions, or derivative actions on behalf of either the named funds or Franklin Resources, Inc. and have been consolidated for pretrial purposes along with hundreds of other similar lawsuits against other mutual fund companies. All of the Franklin Templeton Investments mutual funds that were named in the litigation as defendants have since been dismissed, as have the independent trustees to those funds.

Franklin Resources, Inc. previously disclosed these private lawsuits in its regulatory filings and on its public website.  Any material updates regarding these matters will be disclosed in Franklin Resources, Inc.’s Form 10-Q or Form 10-K filings with the U.S. Securities and Exchange Commission.

25.   Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ]   Yes   [X]   No

If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger:

            Templeton Growth Fund, Inc.

(b)   State the Investment Company Act file number of the fund surviving the Merger:  811-04892

(c)            If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      The Registration Statement of Templeton Growth Fund, Inc. on Form N-14 (File No. 333-122049) was filed with the Commission via its EDGAR system on January 14, 2005 under the Securities Act of 1933, as amended. The Registration Statement included as an exhibit a form of Agreement and Plan of Reorganization between the Fund and Templeton Growth Fund, Inc.

      On July 2, 2010, Templeton Growth Fund, Inc. filed Post-Effective Amendment No. 1 to Form N-14 (File No. 333-122049 with the Commission via its EDGAR system under the Securities Act of 1933, as amended. The Registration Statement included as an exhibit of the final Agreement and Plan of Reorganization between the Fund and Templeton Growth Fund, Inc. and Opinion and Consent of Counsel Supporting Tax Matters and Consequence to Shareholders

(d)   If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N‑8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Templeton Capital Accumulator Fund, (ii) he is the Secretary of Templeton Capital Accumulator Fund, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N‑8F application have been taken.  The undersigned also states that the facts set forth in this Form N‑8F application are true to the best of his knowledge, information and belief.

/s/ROBERT C. ROSSELOT

Robert C. Rosselot